CONRAD C. LYSIAK
601 W. First Avenue
Suite 903
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770

August 18, 2006

Mr. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549-7010

RE:   Global Green Solutions Inc.
Form SB-2 Registration Statement
File No. 333-135132

Dear Mr. Schwall:

In response to your letter of comments dated July 6, 2006, please be advised as follows:

Selling Shareholders
  Blackmont Capital has been identified as an underwriter. Newbridge Ventures Limited and Fenyo Sandro were incorrectly identified as broker-dealers. They are not broker-dealers. No selling shareholders are affiliated with registered broker-dealers. Disclosure has been made accordingly.

  The language, "share voting and investment control" has been deleted and substituted with "voting and/or dispositive powers." Disclosure has been made of the natural persons who exercise "voting and/or dispositive powers" with respect to the securities being sold. Lawrence Holland is disclosed as exercising voting and/or dispositive powers over Blackmont Capital's securities.

General
  The accounting has been updated and a new auditor's consent supplied.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtb